Filed Pursuant to Rule 433
Registration Statement No. 333-157882
Dated February 2, 2011

STATE STREET CORPORATION

$500,100,000 4.956% Junior Subordinated Debentures due 2018

Final Pricing Details

Issuer:	State Street Corporation

Security:	4.956% Junior Subordinated Debentures due March 15, 2018

Aggregate Principal Amount:	$500,100,000

Trade Date:	February 2, 2011

Settlement Date (T+7):	February 11, 2011

Maturity Date:	March 15, 2018

Coupon:	4.956%

Price to Public (Issue Price):	103.440%

Yield to Maturity:	4.786%

Price to Public (net of accrued interest)	101.006%

Pricing Benchmark:	UST 2.625% Notes due January 31, 2018

UST Spot (Yield):	2.836%

Spread to Benchmark:	+ 195 basis points

Interest Payment Period:	Semi-annually

Interest Payment Dates:	March 15 and September 15 of each year, commencing on March 15, 2011. Interest on the Remarketed Debentures will accrue at 6.001% per annum from and including September 15, 2010 to but not including February 11, 2011, and at 4.956% per annum from and including February 11, 2011.

Interest Deferral:

The Issuer has the right to elect to defer, and will also defer if directed to do so by the Federal Reserve, the payment of interest on the Remarketed Debentures at any time or from time to time. The Issuer may not defer interest payments for any period of time that exceeds 10 consecutive interest payment dates with respect to any deferral period. Any deferral period must end on an interest payment date. The deferred interest payments are cumulative such that at the end of a deferral period, the Issuer must pay all interest then accrued and unpaid, together with any interest on the accrued and unpaid interest, to the extent permitted by applicable law.

Upon the termination of any deferral period, or any extension of the related deferral period, and the payment of all amounts then due, the Issuer may begin a new deferral period, subject to certain limitations. Subject to certain restrictions, there is no limitation on the number of times that the Issuer may begin or extend a deferral period. The Issuer’s right to defer interest payments is subject to the condition that no event of default has occurred and is continuing.

The Issuer must give the Indenture Trustee and the paying agent notice of its election to begin or extend a deferral period at least 10 business days prior to the date interest on the Remarketed Debentures would have been payable but for the election to begin or extend the deferral period.

During any such deferral period the Issuer will be restricted, subject to certain exceptions, from making certain payments, including declaring or paying any dividends or making any distributions on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, shares of its capital stock.

Day Count Convention:	30/360

Denominations:	$2,000 and integral multiples of $1,000

Currency:	U.S. Dollars

CUSIP:	857477 AF0

ISIN:	US857477AF00

Expected Ratings:	A- / BBB+ / A(high) / A3 (Fitch / S&P / DBRS / Moodys)[1]

Remarketing Agent and Sole Book-Runner:	Goldman, Sachs & Co.

Extended Settlement

The settlement date is the 7th business day following the date of pricing of the Remarketed Debentures. Trading of the Remarketed Debentures on the date of pricing or on the succeeding business days may be affected by the T+7 settlement.

All terms used and not otherwise defined in this final term sheet have the respective meanings assigned to such terms in the preliminary prospectus supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.